Exhibit 99.133

For Immediate Release	April 14, 2021

The Valens Company Reports Financial Results for the First Quarter of Fiscal 2021

Net revenue of $20.0 million in Q1 2021, up 24.7% versus $16.0 million in Q4 2020

Q1 2021 provincial sales growth of 7.6% quarter over quarter amid provincial inventory rightsizing initiatives across the sector

Estimated share of the extract-based market increased to ~5.5% in Alberta, British Columbia and Ontario in Q1 2021 from ~4.9% in Q4 2020, based on Headset data and not including B2B LP manufacturing

Manufactured approximately 1.4 million units of finished goods over the twelve months ended February 28, 2021

Kelowna, B.C., April 14, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to report its first quarter financial results for the period ended February 28, 2021.

Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company, said: “In the first quarter of 2021, Valens built upon the solid foundation that was laid in 2020 as we continue to lead the Canadian industry as a highly trusted third-party manufacturer of cannabis consumer packaged goods. Despite a slowdown in Canadian cannabis sales early in the year as a result of storefront restrictions and provincial inventory management due to the pandemic, we had strong sales growth with provincial sales increasing quarter over quarter. We expect to grow our provincial sales through fiscal 2021 as we continue to manufacture winning SKUs across all Cannabis 2.0 categories, including the newly-entered edibles and topicals segments, and an evolving portfolio of Cannabis 3.0 products. With the addition of the LYF Facility and the GTA Facility nearing completion, our strengthened manufacturing platform allows us to efficiently launch new SKUs, increase our market share alongside our customers and provides the capacity for us to drive significant volumes of previously launched and trusted products that have continued to gain acclaim from consumers across the country.”

Key Highlights

•	Gross revenue increased 21.4% in Q1 2021 to $21.8 million compared to $17.9 million in Q4 2020
•	Net revenue increased 24.7% to $20.0 million in Q1 2021 compared to $16.0 million in Q4 2020
•	Product sales increased 23.3% to $17.9 million in Q1 2021 from $14.5 million Q4 2020
•	Product sales as a percentage of net revenue remained at ~90.0% in Q1 2021
•	Despite a decrease in sales in January and February in the broader Canadian cannabis market, Valens’ provincial sales increased by 7.6% from Q4 2020
•	Manufactured approximately 1.4 million units of finished goods over the twelve months ended February 28, 2021
•	Estimated share of the extract-based market increased to ~5.5% in Alberta, British Columbia and Ontario in Q1 2021 from ~4.9% in Q4 2020, based on Headset data and not including B2B LP manufacturing
•	Continued to entrench the Company’s position as the largest third party vape manufacturer in Canada
•	Manufactured and distributed the second best-selling vape SKU, Verse Cannabis’ Tropic Lemon 1.0g vape cartridge, across Alberta, British Columbia, and Ontario during Q1 2021, according to Headset data
•	Ended the quarter with a strong cash position of ~$49.3 million

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

Corporate and Operational Highlights:

In the first quarter, The Valens Company continued to execute on its corporate strategy and advance its platform, as illustrated by the following milestones and initiatives:

•	Improved capital position with the closing of its bought deal public offering (the “Offering”) on January 29, 2021, for total gross proceeds of $39.7 million. The Company plans to use a majority of the net proceeds of the Offering to pursue strategic M&A and business expansion opportunities in Canada and international markets, with the balance of the net proceeds for working capital requirements and general corporate purposes.

•	Expanded product distribution capabilities and increased total addressable market with the amendment of its Health Canada licence to sell dried cannabis products to authorized provincial and territorial retailers in Canada. With this new licence, the Company now offers a complete portfolio of products to its customers in the Canadian cannabis market. Valens expects to begin manufacturing and shipping dried cannabis products, including flower and pre-rolls, to various provinces in the second quarter of 2021.

•	Submitted a site evidence package to Health Canada for the Company’s fourth facility in Canada, located in the Greater Toronto Area (“GTA Facility”). The GTA Facility is now in the final stages of construction and will add 30,000 square feet of manufacturing space, focused on the formulation, co-packing, and manufacturing of cannabis-infused beverages and other customized 2.0 and 3.0 products using SōRSE™ by Valens emulsion technology. The GTA Facility is expected to receive its micro-processing licence in the second calendar quarter of 2021, after which the Company expects to begin manufacturing products at the facility and begin commercializing and shipping out products in the second half of fiscal 2021.

•	Launched new and innovative Cannabis 2.0 product formats, including nūance’s CBD 100, a high- potency CBD-dominant oil on the Medical Cannabis by Shoppers™ marketplace. Valens expects to unveil additional products on the platform in the coming quarters, such as topical formats like bath bombs and menthol rub, as well as water drops and additional premium oils. In partnership with Verse Cannabis, the Company launched an additional three vape cartridge flavours, Sunset Peach, Mandarin Mint and Summer Berry, in response to the popularity of the first launched Tropic Lemon 1.0g vape cartridge, which was the second-best selling vape SKU across Alberta, British Columbia, and Ontario in Q1 2021 per Headset data. Additionally, in the first quarter, the Company manufactured 53 SKUs in comparison to 62 in Q4 2020, including product formats in a number of newly entered categories such as edibles and topicals, and other existing categories such as tinctures, vapes, concentrates and beverages. The decrease in unique SKUs quarter over quarter can be attributed to Valens’ focus on maximizing SKU and sales velocity of existing products that have proven to lead within their respective categories within the Canadian market.

Financial Summary:

•	Net revenue increased 24.7% to $20.0 million in Q1 2021 compared to $16.0 million in Q4 2020

Net Revenue Breakdown (in thousands of Canadian dollars)	Three months ended February 28, 2021 $	Three months ended November 30, 2020 $
Product Sales	17,853	14,478
Toll Processing and Co-Packing	1,745	989
Analytical Testing	416	438
Other Revenue	-	139
Total Net Revenue	20,014	16,044

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

2 | Page

•	Product sales revenue, including both provincial sales and B2B sales of finished goods, distillate, isolate, and other ingredients:
o	Increased 17.2% to $17.9 million in Q1 2021 over Q1 2020, comprising ~90% of total net revenue, which can be attributed to the scale up of product manufacturing and sales of bulk oil for customers
o	Provincial sales, included as part of product sales revenue, increased 7.6% from Q4 2020 to Q1 2021

•	Gross profit was $4.8 million, or 21.9% of revenue, in Q1 2021, compared to $18.1 million, or 56.6% of revenue, in Q1 2020
o	Gross margin percentage was impacted due to the Company’s transition to product development and manufacturing, as well as the repositioning of vape hardware utilized with certain industry partners. Additionally, various factors related to pandemic restrictions across the country, including provincial inventory rationalization and retail store opening limitations, led to the decrease in gross margin percentage.

•	Adjusted EBITDA(1) was $(2.2) million in Q1 2021, compared to $14.3 million, or 44.7% of revenue, in Q1 2020

Jeff Fallows, President of The Valens Company, said, “The solid financial results that we reported today for Q1 2021 reflect our successful transformation as a business through several key strategic initiatives and during an uncertain, challenging pandemic environment. With our recent public financing, we have a strong capital position to fuel our growth as we launch new and innovative Cannabis 2.0 and 3.0 product formats and agreements, continue to build out our manufacturing capabilities and accelerate our international expansion strategy. Additionally, subsequent to the quarter, we announced new strategic agreements with leading cannabis partners in the industry that we expect will expand our product offerings and we look forward to increasing the number of those agreements through 2021.”

The following table of financial highlights is presented in thousands of Canadian dollars, except per share, biomass extracted amounts and number of SKUs.

	Three-months ended February 28, 2021; Q1 2021	Three-months ended November 30, 2020; Q4 2020	Three-months ended August 31, 2020; Q3 2020	Three-months ended May 31, 2020; Q2 2020	Three-months ended February 29, 2020; Q1 2020
Gross Revenue $	21,774	17,932	18,517	17,627	31,980
Net Revenue $	20,014	16,004	18,128	17,627	31,980

Gross Profit (loss) $	4,768	(5,993)	7,313	6,318	18,086
Gross Profit %	21.9%	N/A	39.5%	35.8%	56.6%

Adjusted EBITDA $(1)	(2,241)	(4,280)	1,440	2,699	14,282
Adjusted EBITDA %(1)	N/A	N/A	7.8%	15.3%	44.7%

Net income (loss) $	(5,647)	(16,634)	(3,064)	(3,528)	2,543
Net income %	NA	N/A	N/A	N/A	8.0%

Basic / diluted income (loss) per share $	(0.05)	(0.13)	(0.02)	(0.03)	0.02
Cash and short- term investments $	49,300	21,376	30,257	45,067	44,286

Biomass extracted (Kilograms) (2)	17,813	10,311	8,054	30,059	19,962
Number of SKUs	53	62	56	36	9

(1)	Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as loss and comprehensive loss from operations, as reported, before interest, tax, depreciation and amortization, and adjusted for removing share-based payments, realized gains and losses from short term investments and liabilities and other one-time and non-cash items including impairment losses. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance on an adjusted basis as described above. See reconciliation of “Adjusted EBITDA (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the period ended February 28, 2021 for additional information.
(2)	Biomass extracted includes input from Licensed Producer partners for toll processing, in addition to the Company’s own biomass inventory for 2.0 products.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

3 | Page

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company’s profile on SEDAR at www.sedar.com.

Update on Fiscal 2021 Strategic Initiatives

•	Continued focus on US and other international markets, as broader legal and regulatory frameworks continue to evolve, and, with respect to certain cannabis products, subject to legalization at the federal level and dependent on the requirements of the TSX. The Company is currently in advanced discussions with respect to a number of global expansion initiatives, including increasing its existing international shipments with receipt of EU GMP certification on track for year-end.

•	Closed LYF Food Technologies (“LYF”) Acquisition and accelerated Valens’ entry into the edibles market, increasing its edible product portfolio and market share with collective capabilities to produce innovative gummies, chocolates, and baked goods. Since completing the acquisition, The Valens Company has launched soft chews in partnership with Verse Cannabis and has since completed repeat shipments of the products to Alberta, Ontario, and British Columbia, in addition to launching Summit soft chews alongside partner A1 Cannabis in Ontario and manufacturing and shipping edible products with other existing LYF customers.

•	Entered the topicals category with the launch of nūance CBD bath bombs, complementing the brand’s existing lineup of premium wellness products. Valens expects to lead the wellness category in Canada with the launch of additional products under the nūance product offering in the coming quarters, including balm, menthol rub, soft chews, honey, and a variety of bath bombs.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

4 | Page

•	Expanded domestic distribution network to Manitoba, increasing Valens’ ability to capture increased market share in Canada with the ability to now sell products in five provinces. Near-term entry into the remaining Canadian provinces and territories, including Quebec, is expected imminently as discussions continue with provincial and territorial boards and private retailers.

•	Increased share of the extract-based market in Alberta, British Columbia, and Ontario to an estimated ~5.5% in Q1 2021 from ~4.9% in Q4 2020, based on Headset data and not including B2B LP manufacturing. Subsequent to the quarter, Valens announced that it will be distributing select products from its partner Verse Cannabis to the Medical Cannabis by Shoppers platform, which is expected to increase both the brand’s national exposure and market share capture.

•	Entered into extraction and custom manufacturing agreements with leading Canadian licensed producers. Subsequent to the quarter, Valens entered into an extraction and custom manufacturing agreement with Rubicon Organics, where it will leverage its full complement of proprietary extraction capabilities, including organic certified CO2, ethanol, and other extraction technologies, to deliver customized consumer experiences in a variety of 2.0 products under the LP’s product portfolio. Additionally, Valens entered into a custom manufacturing agreement with Experion Biotechnologies Inc. to provide end-to-end pre-roll manufacturing services and product distribution services, with continued discussions to expand the existing agreement to include additional product development and manufacturing services for a range of next generation products.

Q1 2021 Conference Call Details

The Company will host a conference call on Thursday, April 15, 2021 at 11:00 am Eastern Time / 8:00 am Pacific Time to discuss the financial results and business outlook.

Participant Dial-In Numbers:

Toll-Free: 1-877-407-0792

Toll / International: 1-201-689-8263

*Participants should request The Valens Company Earnings Call or provide confirmation code 13717926.

The call will be available via webcast on the Valens investor page of the Company website at https://thevalenscompany.com/investors/ or at this link. Please visit the website at least 15 minutes prior to the call to register, download, and install any necessary audio software. A replay of the call will be available on the Valens investor page approximately two hours after the conference call has ended.

Tyler Robson, Chief Executive Officer, Chris Buysen, Chief Financial Officer, Jeff Fallows, President, and Everett Knight, Executive Vice President of Corporate Development and Capital Markets, will be conducting a question-and- answer session following the prepared remarks.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

5 | Page

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward- looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action, and statements in this news release with regards to U.S. and international growth, policy changes and business opportunities.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, U.S. regulatory risks, including laws and regulations and any amendments and potential legal reform thereto regarding the application of U.S. state and federal law to U.S. hemp (including CBD) and cannabis products and the scope of any regulations by the U.S. Federal Drug Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture (the “USDA”) and any state equivalent regulatory agencies over U.S. hemp (including CBD) and cannabis products and other risks relating to entering the U.S. market, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth, litigation, ability to identify, complete and integrate acquisitions, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management’s current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward- looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

6 | Page